November 3, 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:  Daniel F. Duchovny, Esq.

Re:                               Kinder Morgan, Inc.
Revised Preliminary Schedule 14A
Filed October 24, 2006
File No. 001-06446

Amended Schedule 13E-3
Filed October 24, 2006
File No. 005-11513

Ladies and Gentlemen:

On behalf of the above-referenced Registrant, we have filed through EDGAR revised preliminary Schedule 14A (“Revised Schedule 14A”) and Amendment No. 3 (“Amendment No. 3”) to the above-referenced Schedule 13E-3 (“Schedule 13E-3”).  Revised Schedule 14A and Amendment No. 3 reflect all changes made to the preliminary Schedule 14A and to Amendment No. 2 to Schedule 13E-3.

In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2006, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the October 31 comment letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Amended Schedule 13E-3

1.                                      We note your response to prior comments 1, 2 and 3. Knight Holdco and Knight Acquisition were formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. Note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note, among other things, that negotiations of the transaction were conducted by Mr. Kinder, Mr. Morgan and Mr. Shaper and other members of the company’s senior management together with Goldman Sachs, the Carlyle Group, Riverstone Holdings and AIG (or their affiliates), that members of senior management will hold significant equity holdings in the surviving company, that Mr. Kinder will be the chief manager in Parent and that other Rollover Investors will have corporate governance rights as to the Parent renders each fund a control person of Knight Holdco and Knight Acquisition within the meaning of Exchange Act Rule 12b-2.  Finally, we note that “control” for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on, among other things, the company’s senior management’s positions with the surviving entity and its parent after this transaction, not on their ability, individually or in the aggregate, to control the acquisition vehicles before this transaction. As control persons, we believe each fund should be identified as filing person on the Schedule 13E-3.

Response:  The Sponsor Investors have been added as filing persons in Amendment No. 3.  The preliminary Schedule 14A has also been revised to address this comment, primarily at pages 3, 31, 32, 43 and 47.

Revised Preliminary Schedule 14A

Recommendation of the Special Committee and Board of Directors, page 21

2.                                      We reissue comment 11 with respect to the “Position of Rollover Investors as to Fairness.” Alternatively, provide the disclosure required by Item 1014 of Regulation M-A of these filing persons.

Response:  The preliminary Schedule 14A has been revised beginning at page 29 to address this comment.

2

Opinion of Financial Advisors ― Financial Analyses, page 36

3.                                      We reissue comment 15. Note that it is not sufficient to include a reference to the financial advisors’ report filed as an exhibit to Schedule 13E-3 to comply with your disclosure requirements in Schedule 14A.

Response:  The preliminary Schedule 14A has been revised at pages 38, 40 and 42 in response to this comment.

4.                                      Refer to the Public Restructuring analysis. Please revise your disclosure to explain why the terminal EBITDA, multiples used in that analysis are different from the multiples used in both the Discounted Cash Flow Analysis and the Leveraged Buyout Analysis.

Response:  The preliminary Schedule 14A has been revised beginning at page 39 to address this comment.

Letters from the Sponsor Investors acknowledging the matters referred to in the Staff’s October 13, 2006 comment letter are being filed separately as correspondence.

A courtesy package containing a copy of Revised Schedule 14A, Amendment No. 3 and this letter is being delivered to the Staff.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the preliminary Schedule 14A or the Schedule 13E-3, please contact the undersigned at 713-221-1306 or R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

Gary W. Orloff

GWO/pd
Enclosures

cc:                                 Mr. Joseph Listengart
Kinder Morgan, Inc.

Mr. R. Daniel Witschey, Jr.
Bracewell & Giuliani LLP

3

November 3, 2006

AIG KNIGHT LLC

50 Danbury Road

Wilton, CT 06897-4444

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.

Re:	Kinder Morgan, Inc.
Schedule 14A
File No. 001-06446

Schedule 13E-3
File No. 005-11513

Ladies and Gentlemen:

The undersigned, AIG Knight LLC (“AIG Knight”), acknowledges, with respect to the above-referenced filings, that:

•                                          AIG Knight is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                                          AIG Knight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

AIG Knight LLC

By:	/s/ James P McGinnis
Name:	James P McGinnis
Title:	Managing Director

November 3, 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.

Re:	Kinder Morgan, Inc.
Schedule 14A
File No. 001-06446

Schedule 13E-3
File No. 005-11513

Ladies and Gentlemen:

The undersigned, Carlyle Partners IV, L.P. (“Sponsor Investor”), acknowledges, with respect to the above-referenced filings, that:

•                                          Sponsor Investor is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                                          Sponsor Investor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

CARLYLE PARTNERS IV, L.P.,
By: TC Group IV, L.P., its General Partner
By: TC Group IV, L.L.C., its General Partner
By: TC Group, L.L.C., its Sole Member
By: TCG Holdings, L.L.C., it Managing Member

By:	/s/ Allan Holt
Name:	Allan Holt
Title:	Authorized Person

November 3, 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.

Re:	Kinder Morgan, Inc.
Schedule 14A
File No. 001-06446

Schedule 13E-3
File No. 005-11513

Ladies and Gentlemen:

The undersigned, Carlyle/Riverstone Global Energy and Power Fund III, L.P. (“Carlyle/Riverstone”), acknowledges, with respect to the above-referenced filings, that:

•                                          Carlyle/Riverstone is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                                          Carlyle/Riverstone may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.

By:	Carlyle/Riverstone Energy Partners III, L.P.,
its general partner

By:	C/R Energy GP III, LLC,
its general partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Authorized Person

November       , 2006

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:  Daniel F. Duchovny, Esq.

Re:                               Kinder Morgan, Inc.
Schedule 14A
File No. 001-06446

Schedule 13E-3
File No. 005-11513

Ladies and Gentlemen:

The undersigned, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Gmbh & Co. KG, a German limited partnership, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P and The Goldman Sachs Group, Inc. (collectively, the “GS Group”), acknowledges, with respect to the above-referenced filings, that:

•                                          GS Group is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                                          GS Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

GS CAPITAL PARTNERS V FUND, L.P.

By:	GSCP V Advisors, L.L.C., its General Partner

By:	/s/ Kenneth Pontarelli
	Name:	Kenneth Pontarelli
	Title:	Vice President

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:	GSCP V Offshore Advisors, L.L.C., its General Partner

By:	/s/ Kenneth Pontarelli
	Name:	Kenneth Pontarelli
	Title:	Vice President

GS CAPITAL PARTNERS V GMBH & CO. KG

By:	GS Advisors V, L.L.C., its Managing Partner

By:	/s/ Kenneth Pontarelli
	Name:	Kenneth Pontarelli
	Title:	Vice President

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	GS Advisors V, L.L.C., its General Partner

By:	/s/ Kenneth Pontarelli
	Name:	Kenneth Pontarelli
	Title:	Vice President

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Richard Friedman
	Name:	Richard Friedman
	Title:	Assistant Secretary

GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P.

By:	GS Infrastructure Advisors 2006, L.L.C., its General Partner

By:	/s/ Jonathon Hunt
	Name:	Jonathon Hunt
	Title:	Vice President